UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the nine month period ended September 30, 2008.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona No. 86, 4th floor
Col. Lomas de Sotelo
México, D.F., 11200, México
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL STATEMENT

Page
PART I — FINANCIAL INFORMATION

Item 1. Basis of Presentation of Quarterly Information	2

Item 2. Unaudited Financial Statements:

Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007	3

Consolidated Statements of Operations for the nine month period ended September 30, 2008 and 2007 and for the three month period ended September 30, 2008 and 2007	4

Consolidated Statements of Cash Flows for the nine month period ended September 30, 2008 and 2007 and for the three month period ended September 30, 2008 and 2007	5

Condensed Notes to Consolidated Financial Statements	6

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Results of operations for the nine month periods ended September 30, 2008 and 2007	18

Results of operations for the three month periods ended September 30, 2008 and 2007	19

PART II — OTHER INFORMATION

Item 1. Legal Matters	21

Item 2. Other Matters	21

Item 3. Signature	23

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
PART I — FINANCIAL INFORMATION
Item 1. Basis of Presentation of Quarterly Information
The principal purpose in the preparation of the unaudited consolidated financial information of Satélites Mexicanos, S. A. de C.V. and its subsidiaries collectively (which we refer to herein as “Satmex” or the “Company”) reported in this periodic report on Form 6-K for the nine month period ended September 30, 2008 and 2007 is to comply with the covenants established in the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as First Priority Guarantors, and HSBC Bank USA, National Association, as First Priority Indenture Trustee (the “First Priority Indenture) and the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. the Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank, National Association, as Trustee (the “Second Priority Indenture” and, together with the First Priority Indenture, the “Indentures”). This same information shall be furnished to the holders of our First Priority Senior Secured Notes (the “First Priority Notes”) and Second Priority Senior Secured Notes (the “Second Priority Notes”, and, together with the First Priority Notes, the “Notes”).
In accordance with Section 4.10(b) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture, Satmex must furnish after the end of each of the first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth a comparison to the figures for the previous year or, in the case of balance sheet, the previous year-end.
In accordance with Section 4.11(a)(iv) ) of the First Priority Indenture and Section 4.10 of the Second Priority Indenture, Satmex must furnish quarterly unaudited financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations of Satmex and its subsidiaries by quarter, compared to the corresponding quarter of the previous year.
The information included in this Form 6-K has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For statutory purposes, books and records are maintained using Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For U.S. GAAP purposes, Satmex keeps its accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect on the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet rate.
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
PART I — FINANCIAL INFORMATION
Item 2. Unaudited Financial Statements
Consolidated Balance Sheets
(Thousands of U.S. dollars)

	September 30, 2008	December 31, 2007
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$53,522	$37,176
Accounts receivable, net	9,843	8,181
Due from related parties	648	579
Inventories	523	338
Prepaid insurance	3,966	4,054
Deferred income taxes	342	709

Total current assets	68,844	51,037

Satellites and equipment, net	270,185	290,428
Concessions, net	41,361	42,419
Intangibles, net	33,685	52,860
Guarantee deposits and other assets	798	936
Goodwill	32,502	32,502

Total	$447,375	$470,182

Liabilities and Shareholders’(Deficit) Equity
Current liabilities:
Accrued interest	$1,482	$1,351
Accounts payable and accrued expenses	13,955	20,851
Due to related parties	116	116
Deferred revenue	2,344	2,344
Income tax payable	878	59

Total current liabilities	18,775	24,721

Debt obligations	402,915	393,171
Deferred revenue	65,940	67,698
Labor obligations	543	453
Accrued expenses	266	280
Deferred income taxes	640	915

Total liabilities	489,079	487,238

Contingencies and commitments (Note 10)

Minority interest in consolidated subsidiaries	2,880	2,388

Shareholders’ (deficit) equity:
Common stock	46,764	46,764
Accumulated deficit	(66,208)	(66,208)
Net loss	(25,140)	—

Total Shareholders’ (deficit) equity	(44,584)	(19,444)

Total	$447,375	$470,182

See accompanying notes to unaudited consolidated financial statements

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Statements of Operations
(Thousands of U.S. dollars)

	Nine month period ended		Three month period ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues:
Satellite services	$68,256	$58,829	$23,252	$20,278
Alterna’TV	5,925	5,139	2,157	1,717
Broadband satellite services	9,851	11,494	3,400	4,352

	84,032	75,462	28,809	26,347

Cost and expenses:
Satellite services	14,538	15,892	4,042	5,735
Alterna’TV	2,958	2,130	1,131	1,018
Broadband satellite services	1,503	3,033	574	865
Orbital incentive (cancellation)	(11,427)	—	(11,427)	—
Selling and administrative expenses	19,545	19,168	8,346	8,605
Depreciation and amortization	44,807	40,132	14,991	13,352

	71,924	80,355	17,657	29,575

Operating income (loss)	12,108	(4,893)	11,152	(3,228)

Interest expense	(36,196)	(38,582)	(11,823)	(13,022)
Interest income	1,138	1,219	368	402
Net foreign exchange gain (loss)	108	(266)	(190)	(230)

Loss before other income, income taxes and minority interest	(22,842)	(42,522)	(493)	(16,078)

Other income	4,610	—	—	—
Income taxes	6,416	562	6,146	457
Minority interest	492	611	78	223

Consolidated net loss applicable to common shareholders	$(25,140)	$(43,695)	$(6,717)	$(16,758)

See accompanying notes to unaudited consolidated financial statements

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(Thousands of U.S. dollars)

	Nine month period ended		Three month period ended
	September 30,		September 30,
	2008	2007	2008	2007

Cash flows from operating activities:
Consolidated net loss	$(25,140)	$(43,695)	$(6,717)	$(16,758)
Adjustments to reconcile net loss to operating cash flows:
Minority interest	492	611	78	223
Depreciation and amortization	44,807	40,132	14,991	13,352
Orbital Incentive	(11,427)	—	(11,427)	—
Labor obligations	(14)	—	(3)	—
Deferred income taxes	92	333	5	228
Deferred revenue	(1,758)	(1,759)	(586)	(586)
Interest capitalized in debt obligations (see Note 7b)	9,744	11,068	3,314	3,811
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable, net	(1,662)	(1,759)	3,427	(123)
Due from / to related parties	(69)	(184)	(167)	348
Inventories	(185)	453	(124)	220
Prepaid insurance	88	117	1,591	2,049
Guarantee deposits and others assets	138	573	22	(72)
Increase (decrease) in:
Accounts payable and accrued expenses	5,414	5,481	2,034	3,121
Accrued interest	131	(2,645)	75	35

Net cash flows provided by operating activities	20,651	8,726	6,513	5,848
Investing activities
Acquisition of equipment — net	(4,305)	(821)	(1,371)	(322)

Net cash flows used in investing activities	(4,305)	(821)	(1,371)	(322)
Cash and cash equivalents:
Net increase	16,346	7,905	5,142	5,526
Cash and cash equivalents — beginning of period	37,176	24,528	48,380	26,907

Cash and cash equivalents — end of period	$53,522	$32,433	$53,522	$32,433

Supplemental disclosure:
Interest paid	$24,501	$28,223	$7,848	$8,517

Income tax paid	$5,733	$259	$1,495	$68

See accompanying notes to unaudited consolidated financial statements

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
1. Organization and Principal Business
Satélites Mexicanos, S. A. de C. V., together with its subsidiaries (“Satmex” or the “Company”), is a leading provider of fixed satellite services in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, Internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, including special events, sports, news and entertainment. Related to direct-to-home television service, the Company has created the business division Alterna’TV to offer television programs in Spanish for Hispanic communities in the United States (the “U.S.”). The Company also provides satellite service and transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting.
In June 2005, Satmex filed a petition for a concurso mercantil, a Mexican reorganization proceeding, in an effort to restructure our outstanding indebtedness. In connection with these proceedings, we entered into a Mexican court approved restructuring agreement (the “Convenio Concursal”). Additionally, in August of 2006, we filed in the U.S. Bankruptcy Court a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, together with a pre-negotiated plan of reorganization (the “Plan of Reorganization”).
On November 30, 2006, a new Company was formed to succeed to the business conducted by its predecessor registrant Satélites Mexicanos, S.A. de C.V., which emerged from Chapter 11 of the U.S. Bankruptcy Code on October 26, 2006. For financial reporting purposes a Satmex and its subsidiaries were established as a new economic entity; however, each of them preserves its rights and responds to its obligations individually in accordance with Mexican laws.
2. Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and have been condensed or omitted pursuant to SEC rules. We believe that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the full year.
The December 31, 2007 balance sheet has been derived from the audited consolidated financial statements at that date. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our latest Annual Report on Form 20-F filed with the SEC on June 27, 2008.
a.
Fresh-Start Reporting — Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7, Financial Reporting of Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), we adopted fresh-start reporting as of November 30, 2006. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities. Assets and liabilities were stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”). In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the Plan of Reorganization.

b.
Use of Estimates — The preparation of the unaudited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the amounts of revenues and expenses reported during the periods reported.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Such estimates include the allowance for doubtful accounts, the revenue recognition on Alterna’TV, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, and the estimated useful life of each satellite. Although management believes the estimates and assumptions used in the preparation of these unaudited consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.
c.
Cash and Cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d.
Exchange Rate Risks — As of September 30 yearly inflation rate was 5.47% as measured by changes in the National Consumer Price Index as provided by Banco de México. Our major expenditures, including capital expenses and satellite insurance are not affected by inflation, because they are denominated in dollars. Customer contracts are also denominated in dollars. However, inflation rates would affect peso-denominated expenses such as payroll and rent. To the extent that the peso’s devaluation against the U.S. dollar is less than the inflation rate in Mexico, we will be adversely affected by the effect of inflation in Mexico with respect to our peso-denominated expenses. Approximately half of our costs and expenses are peso-denominated, an amount that represents 24% of our revenue.

e.
Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist mainly of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers for each of our groups are as follows:

Satellite Services/Broadcasting:	Televisa, S.A. de C.V.
Productora y Comercializadora de Televisión, S.A. de C.V.

Satellite Services/Telecommunications:	Teléfonos de México, S.A. de C.V.
Telmex Perú, S.A.

Satellite Services/Data Transmission and Internet:	Hughes Network Systems, Inc.
Alterna’TV:	Direct TV Inc.
Comcast Cable Communications LLC.

Enlaces Integra, S.de R.L. de C.V.	Servicios Administrativos Wal Mart, S.de R.L. de C.V.
(Broadband Satellite Services):	Nueva Wal Mart de México, S.de R.L. de C.V.
Suburbia, S.de R.L de C.V.
Operadora Vips, S.de R.L. de C.V.
Globalstar de México, S.de R.L. de C.V.
The satellite service revenues, Alterna’TV and broadband satellite services were obtained from:

	Nine month ended	Year ended
	September 30, 2008	December 31, 2007
	%	%
Domestic customers	37	42
Hughes Networks Systems	24	26
Loral	2	2
Foreign customers	37	30

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
f.
Satellites and Equipment — As of November 30, 2006, Satmex adopted fresh-start reporting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets or the quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment:

Average Years
Satellites in-orbit — estimated useful life is determined by engineering analysis
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment
Satellite equipment	3
Furniture and mixtures	10
Teleport, equipment and antennas	10
The Company insures its satellites to cover any possible loss, except for that mentioned in Note 10. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these coverages is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.
g.
Concessions — The concessions are recorded at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operating a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.

h.
Valuation of Satellites and Long-Lived Assets — The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluates potential impairment loss relating to our satellites, amortizable intangible assets and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of long-lived asset, an impairment charge would be recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
i.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006, the date we adopted fresh-start reporting. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. In addition, if events and circumstances change and indicators of impairment are present, goodwill will be tested for impairment between annual tests.

j.
Intangible Assets — The intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology. In connection with fresh-start reporting, the fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements’ maturity.

k.
Income Taxes and Statutory Employee Profit Sharing — Income taxes and statutory employee profit sharing are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Starting at October 2007, the Company must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (the Impuesto Empresarial a Tasa Única or “IETU”) in the future and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carry forwards and certain tax credits.
l.
Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantees of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.
On a monthly basis, Satmex estimates the number of subscribers to Alterna’TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.
The public and private net signal and value-added services (“Broadband satellite services”) are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of the customer’s formal acceptance of the equipment.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
m.
Deferred Revenue — Satmex is required to provide the Mexican federal government, at no charge approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value. Annual amortization is $2.3 million.

3. Cash and Cash Equivalents

	September 30, 2008	December 31, 2007
Cash	$5,781	$4,671
Cash equivalents	47,741	32,505

	$53,522	$37,176

4. Satellites and Equipment

	September 30, 2008	December 31, 2007
Satellites in-orbit	$314,136	$314,136
Equipment for satellites	10,964	10,561
Furniture and fixtures	4,762	4,385
Leasehold improvements	70	18

	329,932	329,100
Accumulated depreciation and amortization	(64,159)	(39,960)

	265,773	289,140
Construction in process-Satmex 7	3,277	391
Other construction in-progress	1,127	713
Advances to antenna suppliers	8	184

	$270,185	$290,428

For the period from January 1 to September 30, 2008, depreciation expense was $24.5 million.
5. Concessions

	September 30, 2008	December 31, 2007
Orbital concession	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(2,587)	(1,529)

	$41,361	$42,419

For the period from January l to September 30, 2008, amortization expense was $1.1 million.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
6. Intangible Assets
The intangible assets recognized in connection with our adoption of fresh-start reporting are as follows:

	Weighted Average
	Remaining
	Amortization Period
	(Years)	September 30, 2008	December 31, 2007
Contracts backlog (1)	6	67,990	67,990
Customer relationships (1)	5	2,128	2,128
Internally developed software and technology (2)	2	$270	$270
Landing rights (1)	1	60	60

		70,448	70,448
Accumulated amortization		(36,763)	(17,588)

Total		$33,685	$52,860

The valuation methods used were the income approach (1) and cost (2) approach.
For the period from January 1 to September 30, 2008, amortization expense was $19.2 million.
Future annual amortization expense for intangible assets is estimated to be as follows:

2008 three months	$6,342
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,732

$33,685

7. Debt Obligations
The following amounts, rates and periods are applicable to the First Priority Notes and Second Priority Notes are as follows:

	September 30, 2008	December 31, 2007
First Priority Notes at variable rate using LIBOR + 8.75% (approximately 12.51% and 13.94% for 2008 and 2007 respectively), due in 2011 (a)	$238,237	$238,237
Second Priority Notes at annual fixed rate of 10.125%, due in 2013 (b)	164,678	154,934

	$402,915	$393,171

a.
In exchange for cancellation of the old debt, at the Effective Date the Floating Rate Notes (the “FRNs”) holders received newly issued First Priority Notes, the main characteristics of which are as follows:

•	Maturity is November 30, 2011.

•	Interest, which is payable quarterly, accrues at the 12 month LIBOR rate plus 8.75% per annum.

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
•
Satmex must, prior to the end of each quarter, redeem the First Priority Notes to the extent that Satmex and its Restricted Subsidiaries’ (as defined in the First Priority Indenture), on a consolidated basis, project net cash flow exceeding $5 million for that quarter, based on a formula established in the First Priority Indenture.

•
In the event of any Change of Control of Satmex (as defined in the First Priority Indenture), holders may require the company to redeem all or part of the Notes for the unpaid balance of principal, accrued interest and other fees, plus a premium of 1% of the outstanding amount of each Note redeemed.

•
In the event of a failure to pay interest when due and while the failure continues, the penalty interest will apply to the unpaid principal balance and, to the extent legally permitted, unpaid interest at a rate equal to 2% above the regular interest rate applicable at that time.

•
Satmex’ obligations under the First Priority Note are secured by a first priority lien on substantially all of the assets of Satmex and its subsidiaries. Additionally, the Company’s restricted subsidiaries have guaranteed Satmex’ performance of its obligations under the Notes.

b.
As an exchange and cancellation of the old debt, on the Effective Date, the High Yield Bond (the “HYB”) holders received new Second Priority Notes issued by Satmex, , the main characteristics of which are as follows:

•	Maturity is November 30, 2013.

•	Interest, which is payable quarterly, accrues at a rate of 10.125% per annum.

•
In the first year, accrued interest is not payable in cash, but is added to the principal amount of the Second Priority Notes; from the second up to the fifth year, 2% of the 10.125% interest must be paid in cash, and the remaining 8.125% will be added to the principal amount of the Second Priority Notes; and beginning with the sixth year, all accrued interest will be payable in cash until the Second Priority Notes have been paid in full. Under the First Priority Indenture, Satmex may not pay more than the minimum required percentage of interest under the Second Priority Notes in cash until the First Priority Notes have been fully repaid. Furthermore, Satmex may not make payments in kind under the Second Priority Notes after the First Priority Notes have been fully repaid, and also may not make payments in kind after incurring certain types of additional indebtedness or making certain types of investments, as more fully described in the Second Priority Indenture.

•
Once the First Priority Notes have been fully paid, Satmex must, prior to the end of each quarter, redeem the Second Priority Notes to the extent that Satmex and its restricted subsidiaries, on a consolidated basis, project net cash flow exceeding $5 million for that quarter, based on a formula established in the Second Priority Indenture.

•
In the event of a Change of Control of Satmex, as defined in the Second Priority Indenture, other than (i) a change of control to another satellite telecommunications company meeting certain net worth and other conditions established in the Second Priority Indenture or (ii) a change of control approved by 66.66% of the Second Priority Note holders, the holders may require the company to redeem all or part of the Notes for an amount equal to the unpaid balance of principal, accrued interest and other fees.

•
Satmex’ obligations under the Second Priority Notes are secured by a second priority lien on substantially all of the assets of the Company and its subsidiaries, subject to the rights of the holders of First Priority Notes under the First Priority Notes. In addition, the Company’s restricted subsidiaries have guaranteed Satmex’ performance of its obligations under the Notes.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
The Indentures related to the Notes issued by Satmex establish positive and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through HSBC Bank, N. A. and Wells Fargo Bank, N. A., the First Priority Indenture Trustee and the Second Priority Indenture Trustee, respectively.
As of the date of issuance of these unaudited consolidated financial statements, the Company is in compliance with all payment and other obligations arising under the Indentures.
8. Shareholder’s Equity
a.
The shareholding structure of Satmex consists of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series; the Series A shares, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws, while the Series B and Series N shares may be freely subscribed or acquired by any investor, including foreign investors.

As of September 30, 2008 and December 31, 2007, the common stock at par value is as follows:

Shares
Common Stock			Variable Stock
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The “Ley Federal de Telecomunicaciones (“Federal Law of Telecommunications” or “LFT”), provides that foreign investors are not permitted by law to hold more than 49% of Satmex’s common stock, however, in accordance with the Foreign Investments Law, Series N, or “neutral investment” shares, that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.
Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.
Based on the above events, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.
As of September 30, 2008 and December 31, 2007, the common stock of the Company amounted to $46.7 million.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
b.
As of the Effective Date, Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

c.
Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

d.
On October 4, 2007, the Board of Directors approved to analize and explore a plan for debt restructuring and capitalization with the purpose of refinancing the terms of the debt outstanding by replacing it with a new issuance of debt securities with less restrictive terms, assuring the necessary funds for the construction of the satellite Satmex 7.

e.	On February 15, 2008, the Company’s Board of Directors authorized the following through its authorized representatives:
To continue the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the final contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch, provided the following limitation is fulfilled:
The maximum investment allowed under the indentures governing the First Priority Notes and the Second Priority Notes pursuant to the indentures will be $3 million for 2007 and 2008 to carry out the design, marketing, engineering support, and other activities related to the development of the new satellite, plus any permitted capital expenditures (up to $5 million per year plus up to $1.5 million that may be carried over from the previous year) not used for other purposes.
During 2007, the Company invested $0.4 million for the above mentioned items, which may not be refundable or recoverable if for any reason, including its inability to obtain the necessary authorizations or adequate financing.
During the nine-months period ended September 30, 2008 the Company invested $2.9 million for the above mentioned items.
Effective March 1, 2008, the Company was authorized to operate Solidaridad 2 in an inclined orbit due to the impending transfer to the Mexican federal government. An approach with the Mexican Government is being made in order to follow up in these regard.
f.
Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes for the year in which the tax on dividends is paid and the following two fiscal years. The Company’s ability to make any distributions on equity is substantially restricted as long as the Notes are outstanding.

g.	As of September 30, 2008, the balance of the tax contributed capital account is $1,998,436, which is higher than shareholders’ equity according to the consolidated balance sheets.
9. Income and Assets Taxes
a.
Satmex and its subsidiaries are subject to ISR and through 2007, to tax on assets pursuant to the Asset Tax Law (the Impuesto al Activo or “IMPAC”). The tax result of Satmex was a loss while that of subsidiaries was income. The ISR rate is 28% for 2008 and 2007. The tax advances paid during the nine months of 2008 amounted $506.

b.
In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. IMPAC is payable only to the extent that it exceeds ISR payable for the same period.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
c.
On October 1, 2007, the Business Flat Tax (the Impuesto Empresarial a Tasa Única or “IETU”) law was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to sales of goods, provisions of independent services and the grant of the temporary use or enjoyment of goods, in the terms defined in such law, less certain authorized deductions.

IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The tax advances paid during the nine months of 2008 amounted to $5,227. The IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.
d.	The Asset Tax Law was repealed upon enactment of IETU; however, IMPAC incurred in the last ten years may be recovered under certain circumstances, in accordance with the applicable tax regulations.

e.
Based on its financial forecasts, Company’s management has identified Satmex and Enlaces as entities that will essentially pay only ISR; accordingly, those companies only provide for deferred ISR. Also, based on its financial forecasts, Company’s management has identified the New Service Companies as entities that will essentially be IETU payers; accordingly, those companies only provide for deferred IETU and eliminated the previously recognized deferred ISR.

10. Contingencies and Commitments
Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s life ends in 2008, and because it has been operating in inclined orbit since March 1, 2008 without commercial traffic on board. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
On May 27, 2008, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires in May 27, 2009, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.
c.
In December 2007, Satmex renewed the in-orbit insurance policy for satellite Satmex 5, which expires in December 2008, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. The policy also has another exclusion related to the anomaly from channel 1C.
The insurance policy terms and conditions are according to current industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position, the remaining bipropellant only useful life would be 2.91± 0.3 years from September 30, 2008.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Legal matters
d.
In accordance with the principal amendments to the Asset Tax Law (the Impuesto al Activo or “IMPAC”), of January 1, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing any reduction for the amount of financial debt, was established. Satmex and Enlaces filed an appeal for legal protection to challenge the amendments to the IMPAC law. The Company has not received response from the tax authorities, and expects a resolution from the Supreme Court of Justice, regarding the constitutionality of the 2007 amendments. The criteria of the Supreme Court of Justice with respect to this matter is pending.

e.
Currently, there is a lawsuit pending against Satmex that was brought by Nexus International Broadcasting, Inc. (“Nexus”). Nexus is asserting an alleged breach of the Exclusive Distribution Agreement dated March 30, 2005, that Satmex entered into with Nexus regarding the use of Nexus’ NDTV channel as part of Alterna’TV programming services in the U.S., as well as a supposed violation of the federal trademark laws. Nexus is claiming damages of not less than $25 million plus costs and disbursements for its breach of contract claim, and has claimed an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorneys fees for its statutory trademark claim. Satmex filed an answer to the claim and also brought counterclaims. Before the discovery phase begins, the court has ordered a mediation to be held in November 2008.

f.
On March 7, 2008, Satélites Mexicanos submitted a writ of amparo before Mexico City’s District Courts in Administrative Matters, appealing specific items that cause grievances to the Company by virtue of the effectiveness of the IETU law.

The writ of amparo was passed for its analysis and resolution to Mexico City’s Seventh District Court in Administrative Matters. Currently the constitutional hearing is pending.
g.
On March 7, 2008, Enlaces and other various subsidiaries of Satmex submitted an indirect writ of amparo before Mexico City’s District Courts in Administrative Matters, appealing the constitutionality of specific items of the IETU law that cause grievances to the Enlaces and the referred subsidiaries.

The writ of amparo was passed for its analysis and resolution to Mexico City’s Sixth District Court in Administrative Matters. Currently the constitutional hearing is pending.
Commitments
h.
Satmex entered into a new contract with Space Systems/Loral, Inc. (“SSL”) and granted to SSL an usufructo (a Mexican law concept that grants another person the right to use and enjoy another person’s property) that grants SSL the right to use and enjoy the benefits of certain transponders until the end of life of the satellites Satmex 5 and Satmex 6. SSL was not required to post a bond related to the usufructo.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide to not continue with the usufructo.
i.
The satellite concessions granted by the Mexican federal government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

j.
Satmex pays rights of usage for the facilities where control centers are located. The concession provides that during the concession period, it must pay an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. At September 30, 2008, the fees paid for the use of these control centers was $0.4 million.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Other Matters
k.
Satmex leases the building where its administrative offices are located. The term of the lease includes a minimum period of three years starting in June 2005 and concluding December 2008. Rental expense was $188,for the nine months ended September 30, 2008.

Satmex signed on July 1, 2008 a new lease for the relocation of its administrative offices. The new lease term includes a minimum period of five years and three months starting on October 1, 2008 and concluding on December 31, 2013. The minimum future payments, until the end of the contract, will amount to $2.6 million.
l.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of September 30, 2008, are as follows:

Expiration Date	Amount

2008	$18,042
2009	58,918
2010	39,060
2011	25,428
Thereafter	23,185

$164,633

m.
The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While Satmex is the only user of the building that houses the Primary Control Center, we are required to share the water facilities of this site with the users of the rest of the buildings in the complex.

*****************

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Item 3. Management’s Discussion and Analysis of Financial Condition and Results Operations
Results of Operations for the nine months ended September 30, 2008 compared to September 30, 2007.
Revenue
Revenue for the first nine month period ended September 30, 2008 was $84.0 million as compared to $75.5 million for 2007.
Revenue for the nine months ended September 30, 2008 increased $8.5 million, consisting of a $9.3 million net increase in fixed satellite services (FSS) (including new contracts of $2.0 million and an increase in non-renewal contracts in an aggregate amount of $9.2 million, partially offset by contract cancellations of $1.9 million); a net increase in Alterna’TV revenue of $0.8 million ($5.9 million for the nine months ended September 30, 2008, compared to $5.1 million for the corresponding period in 2007) and a decrease of $1.6 million for broadband satellite services provided by Enlaces, a 75% owned subsidiary acquired on November 30, 2006.
Operating Expenses
Operating expenses decreased to $71.9 million for the nine months ended September 30, 2008 (85.6% as a percentage of revenues), from $80.4 million for the corresponding period in 2007 (106.5% as a percentage of revenues), for the reasons described below:
Satellite Operations
Satellite operating cost includes FSS, Alterna’TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $19.0 million for the nine months ended September 30, 2008 (22.6% as a percentage of revenues), as compared to $21.1 million for the nine months ended September 30, 2007 (27.9% as a percentage of revenues). Net variance amounting $2.1 million is a decrease of $1.7 million in orbital incentive provision, a decrease of $1.5 million in costs of broadband satellite insurance, a decrease of $0.5 million in satellite insurance, partially offset by an increase of $0.5 million in severances payments, an increase of $0.8 million in Alterna’TV cost and a net increase of $0.3 million in other costs.
Orbital Incentive (cancellation)
The nine month period ended September 30, 2008 includes the cancellation of $11.4 million of orbital incentives in accordance with a settlement agreement signed with the supplier.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts, were $19.6 million for the nine months ended September 30, 2008 (23.3% as a percentage of revenues), as compared to $19.2 million for the corresponding period in 2007 (25.4% as a percentage of revenues). This is primarily due to a decrease of $2.5 million in salaries, taxes and employee compensations primarily represented by a reduction in the payments made to former executives under their severance packages since their departure in January 2007, partially offset by an increase of $2.6 million in professional fees and an increase of $0.3 million in advertising expenses.
Depreciation and Amortization
Depreciation expense was $24.5 million in the first nine months of 2008 and $28.2 million for the same period in 2007. The decrease was due to a $3.7 million downward adjustment of the value of the equipment for satellites, recognized pursuant to “fresh-start reporting.” Amortization expenses relating to our concessions and intangible assets were $20.3 million in the first nine months of 2008 and $11.9 million for the corresponding period in 2007. The net increase of $8.4 million is due to the effect that the client backlog has on amortization, the recognition of the “fresh-start reporting” in November 30, 2006.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
The net increase in depreciation and amortization for the nine months ended September 30, 2008 is a result of the recognition of the new value of noncurrent assets starting December 1, 2006 pursuant to the criteria of “fresh-start reporting”.
Operating Income/Loss
Our operating income for the nine months ended September 30, 2008 was $12.3 million. For the nine months ended September 30, 2007, we had an operating loss of $4.9 million. as a result of the above mentioned reasons.
Interest Expense
Total interest cost for the nine months ended September 30, 2008 was $36.2 million, compared to $38.6 million in 2007. Our interest cost varies with changes in interest rates.
Net Foreign Exchange Gain/Loss
The Company recorded a foreign exchange gain in the nine months ended September 30, 2008 of $0.1 million as compared to a $0.3 million foreign exchange loss for the corresponding period in 2007. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Other Income
Due to the settlement of a lawsuit against a former customer, our other income increased $4.6 million.
Income Tax
For the nine months ended September 30, 2008, Satmex applied the applicable income tax rate according to the estimated date of reversal. For such time period, the Company recorded an income tax expense of $6.4 million on a loss before income taxes of $22.8 million less other income of $4.6 million, yielding a negative effective rate of 35.2%, and the same period in 2007, Satmex recorded an income tax expense of $0.6 million on a loss before income taxes of $42.5 million yielding an effective rate of 1.3%. The change from 2008 to 2007 is due to IETU payments of $6.4 million made during the nine month period ended September 30, 2008; the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrent assets; the application of “fresh-start reporting” criteria and the tax effect of inflation, partially compensated by the valuation allowance effect.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders for the first nine months of 2008 was $25.1 million, as compared to a loss of $43.7 million for the same period of 2007.
Results of Operations for the three months ended September 30, 2008 compared to September 30, 2007.
Revenue
Revenue for the third quarter of 2008 was $28.8 million as compared to $26.3 million for the third quarter of 2007.
Revenue for the third quarter of 2008 as compared with the third quarter of 2007 increased $2.5 million. This increase consisted of(i) a $3.0 million net increase in fixed satellite services (FSS) (comprising new contracts of $1.1 million and an increase in non-renewal contracts in an aggregate amount of $2.6 million, partially offset by contract cancellations of $0.7 million); (ii) a net increase in Alterna’TV revenue of $0.4 million (Alterna’TV revenues were $2.1 million for the third quarter of 2008, compared to $1.7 million for the third quarter of 2007) and (iii) a decrease of $0.9 million for broadband satellite services provided by Enlaces.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Operating Expenses
Operating expenses decreased to $17.7 million for the third quarter of 2008 (61.3% as a percentage of revenues), from $29.6 million in 2007 (112.3% as a percentage of revenues), for the reasons described below:
Satellite Operations
Satellite operating cost includes FSS, Alterna’TV and broadband satellite services, and consists primarily of annual renewals of the satellite insurance, personnel costs and the orbital incentive provision, amounting to $5.7 million in the third quarter of 2008 (19.9% as a percentage of revenues), as compared to $7.6 million for the corresponding period in 2007 (28.9% as a percentage of revenues). The decrease of $1.9 million is primarily due to a net decrease of $1.7 million in orbital incentive provision, a net decrease of $0.3 million in the operations of broadband satellite cost, and a decrease of $0.3 million in satellite insurance, partially offset by an increase of $0.4 million in Alterna’TV cost.
Orbital Incentive (cancellation)
The third quarter of 2008 includes the cancellation of $11.4 million of orbital incentives in accordance with the settlement agreement signed with a supplier.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees (legal, tax auditing fees) and allowance for doubtful accounts, were $8.3 million in the third quarter of 2008 (29.0% as a percentage of revenues), as compared to $8.6 million in 2007 (32.7% as a percentage of revenues). The effect is due to an increase of $0.9 million in professional fees, and an increase of $0.2 million in other expenses. This increase was offset by a decrease of $1.4 million in salaries and employee compensations.
Depreciation and Amortization
Depreciation expense was $8.2 million in the third quarter of 2008 and $9.4 million for the third quarter of 2007. The decrease of $1.2 million was a consequence of the adjustment of the value of the satellite equipment in connection with “fresh-start reporting” in November 30, 2006. Amortization expenses relating to our concessions and intangible assets were $6.8 million in the third quarter of 2008 and $4.0 million for the corresponding period in 2007. The net increase of $2.8 million is due to the effect of the contract backlog and public telecommunications network on amortization in connection with the “fresh-start reporting” in November 30, 2006.
The net increase in depreciation and amortization in the third quarter of 2008 is consequence of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start reporting”.
Operating Income/Loss
Our operating income for the third quarter of 2008 was $11.1 million as compared with an operating loss of $3.2 million for the same period in 2007, as a result of the above mentioned reasons.
Interest Expense
Total interest cost for the third quarter of 2008 was $11.8 million, compared to $13.0 million in 2007. Our interest cost varies with changes in interest rates.
Net Foreign Exchange Loss
We recorded a foreign exchange loss in the third quarter of 2008 and 2007 of $0.2 million. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Income Tax
For the third quarter of 2008, Satmex applied the applicable income tax rates according to the estimated date of reversal. For the third quarter of 2008, the Company recorded an income tax expense of $6.1 million on a loss before income taxes of $0.5 million, yielding a negative effective rate of 1,246%, and for the third quarter of 2007 Satmex recorded an income tax expense of $0.5 million on a loss before income taxes of $16.1 million yielding an effective rate of 2.8%. The change between these periods was caused by IETU payments of $6.1 million that Satmex made during the third quarter of 2008, and the effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrent assets, in accordance with the “fresh-start reporting” and the tax effect of inflation, partially offset by the valuation allowance effect.
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders for the third quarter of 2008 was $5.7 million, as compared to a loss of $16.8 million for the same quarter of 2007.
PART II — OTHER INFORMATION
Item 1. Legal Matters
On June 10, 2008 Satmex absolutely and unconditionally transferred and granted to a third party all right, title and interest in and to the general unsecured claim against a past customer. For the assignment of claim, Satmex received the amount of $4.6 million which was recognized in books as other income.
On June 30, 2008 Satmex entered into a Settlement Agreement with a supplier in order to settle and definitively terminate any existing and future dispute between both parties. Satmex cancelled orbital incentives on July 1, 2008 for $11.4 million. By means of the settlement instrument: (a) the supplier irrevocably waives the collection of expenses and costs to which it is entitled according to a definitive adverse judgment claim by the supplier; (b) Satmex is totally released from paying the supplier for certain incentives, and; (c) Satmex paid a charge for final resolutions regarding of the settlement agreement.
Currently, there is a lawsuit pending against Satmex that was brought by Nexus International Broadcasting, Inc. (“Nexus”). Nexus is asserting an alleged breach of the Exclusive Distribution Agreement dated March 30, 2005, that Satmex entered into with Nexus regarding the use of Nexus’ NDTV channel as part of Alterna’TV programming services in the U.S., as well as a supposed violation of the federal trademark laws. Nexus is claiming damages of not less than $25 million plus costs and disbursements for its breach of contract claim, and has claimed an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorneys fees for its statutory trademark claim. Satmex filed an answer to the claim and also brought counterclaims. Before the discovery phase begins, the court has ordered a mediation to be held in November 2008.
Item 2. Other Matters
Liquidity and Capital Resources
At September 30, 2008, the Company had a total debt of $402.9 million. This amount represents the outstanding amounts under the First Priority Notes and the Second Priority Notes issued in accordance with Satmex’s Plan of Reorganization.
Sources and Uses of Cash
Net cash provided by operating activities for the nine month period ended September 30, 2008 was $20.7 million and consisted primarily of an increase of $9.7 million arising from the capitalization of interest of the Second Priority Notes, an increase of $7.1 million of losses before non-cash items and a decrease in other items amounting to $3.9 million.
Net cash used in investing activities for the nine month period ended September 30, 2008 comprised $2.9 million in satellite construction and $1.4 million for other equipment. Substantially all capital expenditures are denominated in U.S. dollars.

Satélites Mexicanos, S.A. de C.V. and Subsidiaries
The company’s total cash balance as of September 30, 2008, was $53.5 million compared to $37.2 million on December 31.2007.
Satmex considers that current sources of liquidity are sufficient to meet operating requirements for 2008.
Satmex has initiated plans to reorganize the structure in its operations units and administrative supports, which will result in the elimination of approximately 38 positions, or approximately 19%, of its workforce during the third quarter. Affected employees are being offered severance payments. As a result of this plan, the Company estimates incurring a $1.9 million cost. Satmex anticipates the plan will be completed by the end of the fourth quarter of 2008.
Satmex has made public key management changes, announcing that an ad hoc committee had selected Mr. Patricio Northland to serve as Satmex’s Chief Executive Officer. Mr. Northland was formally hired on May 1, 2008.
Mr. Alfonso Maza resigned from his position as Chief Financial Officer on June 5, 2008. Mr. Guillermo Reyes Bustamante has been named Acting Chief Financial Officer.
On June 12, 2008, Mr. Jorge Espinoza ceased to occupy the position of Executive Director Sales & Marketing.
Mr. Luis Fernando Stein Velasco was appointed as the Chief Financial Officer for Satmex on November 1, 2008, subject to the ratification of the Board of Directors in the Board Meeting to be held on November 19, 2008.
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Satélites Mexicanos, S.A. de C.V. and Subsidiaries
Item 3. Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: November 14, 2008	By:	/s/ Guillermo Reyes Bustamante
		Name:	Guillermo Reyes Bustamante
		Title:	Acting Chief Financial Officer